ALLISON KENNY

671 63rd St. , Oakland, CA 94609 | C: 4153780731 | kennyallison21@gmail.com

SUMMARY

Excellent communication and presentation skills. Experienced in all aspects of print production, including content creation, editing, proofing and publishing.

HIGHLIGHTS

- Superior communication skills
- Cheerful and energetic
- Passion for books & pop culture
- Advertising copy
- Copyediting
- Self motivated
- Public speaking
- Multitasking

ACCOMPLISHMENTS

- Implemented new company "voice" strategy in collaboration with designers
- Arranged, scheduled and coordinated all training logistics for staff of 45 employees and volunteers
- Recipient of the globally-recognized Ashoka Award nomination in 2012
- Produced events for 1500 participants across 5 Bay Area cities
- Grew flagship program Go Girls! Camp from 22 participants in 2008 to 500 in 2012
- Secured $26, 000 in funds through StartSomeGood crowdsourcing campaign

EXPERIENCE

03/2013 to Current

Author/ Blogger
Self-Published — Oakland, CA

- Participate in all stages of manuscript development and book production for coloring book series and chapter books for children
- Liaise with photographers, editors, illustrators, graphic designers and printers
- Develop concepts in partnership with the art director
- Write original content for www.raisingagogirl.com blog

06/2006 to Current

Co-Founder, Chief Creative Officer
Spotlight: Girls — Oakland, CA

- Collaborate with cross-functional teams to draft project schedules and plans
- Edit all marketing content
- Develope and manage employee communications systems
- Plan and publicize events, including negotiating vendor contracts
- Wrote and published human resources documents and employee guidelines
- Oversee and manage inventory for $100, 000 budget

09/2002 to 09/2015

Trainer, Administrator
Consultant — Oakland, CA

- Project managed a team of school principals, therapists and teachers to develop arts-based curriculum
- Handled incoming and outgoing correspondence, including mail, email and phone calls.
- Devised and maintained office systems and database
- Organized professional calendars and supplied reminders of upcoming events
- Created expense reports using Microsoft Excel and Google spreadsheets
- Presented at team meetings
- Conducted online and phone research
- Invented a variety of motivational tools, educational systems and positive reinforcement approaches

EDUCATION

2002

Bachelor of Science: Theater, English Literature
Northern Arizona University — Flagstaff, AZ
Emphasis in Performance/Writing